Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-57012) of Varian Medical Systems, Inc. of our report dated June 8, 2011, with respect to the Statement of Net Assets Available for Benefits of the Varian Medical Systems, Inc. Retirement Plan as of December 31, 2010 and 2009, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010, and the related supplemental schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2010, and the Schedule H, line 4i – Schedule of Net Assets (Held At End of Year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Varian Medical Systems, Inc. Retirement Plan.

/s/ BURR PILGER MAYER, INC.

San Francisco, California

June 8, 2011